Exhibit 3.1

AMENDMENT TO CODE OF REGULATIONS
OF
COLUMBUS SOUTHERN POWER COMPANY
Adopted on June 26, 2008

The third paragraph of ARTICLE II, Section 5 of the Code of Regulations shall be amended and restated to read as follows:

Special meetings of the Board of Directors may be called by the Chairman of the Board or the President or an Executive Vice President (if a member of the Board of Directors) of the Corporation, or by not less than one-thirdof the directors. Notice of the time and place of such meeting shall be served upon or telephoned or telegraphed to each director at least twenty-four hours, or mailed (including electronic mail) to each director at his address as shown by the books of the Corporation, at least forty-eight hours prior to the time of the meeting. Notice of the time and place of any meeting of directors may be waived by any director either before, at or after the meeting by his written assent filed with or entered upon the record of the meeting.

ARTICLE II, Section 6 of the Code of Regulations of the Corporation shall be amended and restated in its entirety to read as follows:

One-third of the Board of Directors shall be necessary to constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall attend. The act of one-third of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

The first sentence of ARTICLE III, Section 1 of the Code of Regulations of the Corporation shall be amended and restated in its entirety to read as follows:

The Corporation shall have a President, a Secretary, a Treasurer and a Controller, all of whom shall be employees (or employees of an affiliate) and chosen by the Board of Directors.

The first sentence of ARTICLE III, Section 2 of the Code of Regulations of the Corporation shall be amended and restated in its entirety to read as follows:

The Chairman of the Board shall be an employee of the Corporation, or of an affiliate or of its Parent Company and may, at the discretion of the Board of Directors, be designated as the chief executive officer of the Corporation.

ARTICLE V, Section 1 of the Code of Regulations shall be amended and restated in its entirety to read as follows:

The shares of the corporation’s stock may be certificated or uncertificated, as provided for under Ohio law, and shall be entered in the books of the corporation and registered as they are issued. Shares of stock of the corporation may be transferred on the books of the corporation in the manner provided by law and, except by the order of a court in some proper proceeding, only upon (i) surrender to the corporation or its transfer agent of a certificate representing shares, duly endorsed or accompanied by proper evidence of succession, assignation, or authority to transfer, with such proof of the authenticity of the signature as the corporation or its agents may reasonably require in the case of shares evidenced by a certificate or certificates or (ii) receipt of transfer instructions from the registered owner of uncertificated shares reasonably acceptable to the corporation.

Share certificates shall be in such form as shall be approved by the Board of Directors, signed by the Chairman of the Board or by the President or a Vice President and the Secretary or an Assistant Secretary of the Corporation, evidencing the number and class of full shares held of record by said shareholder in the Corporation and fully paid; provided, however, that when any such certificate is countersigned by a transfer agent who is not an employee of the Corporation or by a transfer clerk and by a registrar, the signatures of such Chairman of the Board, President, Vice President, Secretary or Assistant Secretary and the seal of the Corporation upon such certificate may be facsimiles, engraved, stamped or printed.